MCNAIR LAW FIRM, P.A.
Elizabeth Bowe Anders	ATTORNEYS AND COUNSELORS AT LAW
landers@mcnair.net
The Tower at 1301 Gervais 1301 Gervais Street Columbia, South Carolina 29201	www.mcnair.net	Post Office Box 11390 Columbia, South Carolina 29211 TELEPHONE (803)799-9800 FACSIMILE (803) 933-1483

August 22, 2008

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: David S. Lyon

RE:	Coastal Carolina Bancshares, Inc. (the “Company”)
Registration Statement on Form S-1 filed July 15, 2008 (the “Registration Statement”)
File No. 333-152331

Ladies and Gentlemen:

On behalf of our client, Coastal Carolina Bancshares, Inc. (the “Company”), we are filing with the Securities and Exchange Commission (the “Commission”) by electronic transmission Pre-Effective Amendment No. 1 to Form S-1 (“Amendment No. 1”) to the above-referenced Registration Statement.

This filing incorporates information in response to the Commission’s comment letter (the “Comment Letter”) to Michael D. Owens dated August 12, 2008 with respect to the Registration Statement.  Those comments are reproduced below in bold, italicized print.  The responses of the Company follow each reproduced comment.

Prospectus Cover

1.                                      Pursuant to Item 501(a)(2) of Regulation S-K, disclose whether the warrants will be transferable.

We have added a sentence to the cover page to explain that we believe all but 24,000 of the warrants will be transferable, subject to restrictions under securities laws.

Summary, page 1

2.                                      Revise the Summary to discuss how the organizers will handle a situation in which you are able to break escrow but are not able to open for business.

We have added two sentences under “Coastal Carolina Bancshares, Inc. and Coastal Carolina National Bank” on page 1 of the prospectus to explain that funds will not be released from escrow until the bank is able to open for business and that in the event the bank does not receive regulatory approvals and is unable to open for business, subscription funds will be promptly returned without interest.

ANDERSON  •  BLUFFTON  •  CHARLESTON  •  CHARLOTTE  •  COLUMBIA  •  GEORGETOWN  •  GREENVILLE
•  HILTON HEAD ISLAND  •  MYRTLE BEACH

Why We Are Organizing a New Bank…, page 1

3.                                      Please give population and income figures for your market area.  Compare the income figures to national income figures.

We have added population and median household income information for our service area and the United States to the first paragraph under “Why We are Organizing a New Bank in the Myrtle Beach Area” on page 1 of the prospectus and under “Proposed Business – Service Area and Demographic Data” on page 30 of the prospectus.

4.                                      Please disclose how current economic conditions, such as high fuel prices and the difficult housing market, are impacting your market area.  We note that the growth information you provide may be outdated.  Please update this information to the latest date feasible and provide appropriate, detailed information on page 29.

We have added a discussion of the impact of the current economic conditions and have deleted outdated information under “Why We are Organizing a New Bank in the Myrtle Beach Area” on pages 1 and 2 of the prospectus and at the end of the section “Proposed Business – Service Area and Demographic Data” on page 31 of the prospectus.

Products and Services, page 2

5.                                      Please disclose that you expect some 65% of your loans to be commercial real estate loans and some 15% to be residential mortgage loans.  We note the related information on page 33.  Please clarify that this is based on the dollar amount of loans outstanding, rather than the number of loans.

We have added two sentences under the heading “Products and Services” on page 3 of the prospectus to disclose the types of lending services that the bank plans to offer, to state that 65% of the bank’s loans are expected to be commercial real estate loans and 15% are expected to be residential mortgage loans and to clarify that such percentages are based on the dollar amount of loans outstanding.

Under “Proposed Business – Lending Activities – Loan Distribution” on page 34 of the prospectus we have added language to clarify that the estimated initial percentage distribution of loans is based on the dollar amount of loans outstanding.

Risk Factors, page 7

6.                                      Under appropriate heading, add a risk factor to describe the current, adverse conditions affecting the banking industry and the impact this is having on the market for bank stock.  Describe how you expect this to impact your operations and the market for your shares.

On page 14 of the prospectus, we have added a new risk factor, “Recent negative developments…”, to describe the current, adverse conditions affecting the banking industry, the impact this is having on the market for bank stock and how these conditions may impact our operations and the market for our shares.

7.                                      Several of your risk factors make statements that you “cannot assure” the reader that a given event might happen.  Revise this section to eliminate this type of language.  The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance.

Under the risk factors “We do not intend to pay dividends . . .” on page 9 of the prospectus, “We determined the offering price . . .” on page 10 of the prospectus and “This is a best efforts . . “ on page 14 of the prospectus and under “Determination of Offering Price” on page 21 of the prospectus, we have eliminated the term “cannot assure” or similar language regarding no assurance.

Our success will depend significantly upon general economic conditions…, page 9

8.                                      Please revise this risk factor to quantify and describe current conditions in your target market.

On page 10 of the prospectus, we have expanded this risk factor to provide information about the current conditions of our target market area.

Management’s Discussion and Analysis, page 25

9.                                      Revise this section, or the Business Section, to discuss your current operating plan for the opening of operations and for the initial growth of your business.  We note your discussion regarding the growth of your branch network in your Use of Proceeds section.

Under “Management’s Discussion and Analysis of Financial Condition and Results of Operation – Financial Condition and Results” on page 26 of the prospectus, we have added a paragraph describing our current operating plan for the opening of operations and for the initial growth of our business.

The Offering, page 16

10.                               Please reconcile the 573,000 figure in the second paragraph with the 558,000 figure in the middle of the third paragraph.

In the second paragraph under “The Offering – General” on page 17 of the prospectus, we have added a sentence to explain that the 573,000 figure represents 558,000 shares to be purchased by organizers and founders and 15,000 shares to be purchased by non-organizer executive officers.

11.                               Please disclose how the number of warrants to be received by each individual will be calculated.

On pages 4, 17, 51 and 63 of the prospectus, we have added language to explain that each organizer will receive warrants to purchase 10,000 shares if the minimum offering is sold and 16,136 if the maximum offering is sold, and to explain that each organizer will receive additional warrants to purchase approximately seven shares for each additional 1,000 shares sold.  In addition, we have indicated that each of the three organizer founders will also receive warrants to purchase an additional 8,000 shares.

12.                               Please explain what you mean by “multiple closings of the offering,” referenced in the second line on page 17.

Under “The Offering” on page 4 of the prospectus and under “The Offering – General” on page 18 of the prospectus, we have removed the term “multiple closings of the offering” and have revised the prospectus to state that we may conduct an initial closing of the offering once the minimum offering amount is raised and we have received all required regulatory approvals to organize the bank and a subsequent closing or closings from time to time thereafter until the maximum offering is sold or the offering is terminated.

In addition to the changes made to the Registration Statement and the prospectus in response to your comments, other changes have been made to update financial information and to clarify the disclosure.  In addition, changes were made to the description of the Company’s proposed stock incentive plan as a result of comments received from the Federal Deposit Insurance Corporation.

If you have any questions or comments regarding any of the matters described in this letter or if you need any additional information or assistance from us, please call the undersigned at (803) 753-3283.

Very truly yours,

McNair Law Firm, P.A.

/s/ Elizabeth Bowe Anders
Elizabeth Bowe Anders

Enclosures